No Act

PE. 01/13/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Andrew D. Soussloff
Sullivan & Cromwell LLP
sousslofa@sullcrom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-12

Re: Sterling Bancorp
Incoming letter dated January 13, 2012

Dear Mr. Soussloff:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to Sterling Bancorp by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 16, 2012, January 23, 2012 and January 30, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/ divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sterling Bancorp
Incoming letter dated January 13, 2012

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director, by the standard of the New York Stock Exchange, who has not previously served as an executive officer of Sterling Bancorp.

We are unable to concur in your view that Sterling Bancorp may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proof of ownership statement was provided by a broker that provides proof of continuous ownership statements on behalf of its affiliated DTC participants. Accordingly, we do not believe that Sterling Bancorp may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Sterling Bancorp may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Sterling Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Sterling Bancorp (STL)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The attached letter states:
TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Debra A. Ashton <debra.ashton@sterlingbancorp.com>

TD Ameritrade

January 29, 2012

Myra K Young & James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young & James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that since January 1, 2008, you have continuously held no less than 200 shares of Dell Inc (DELL) in your TD Ameritrade account. TD Ameritrade Clearing Inc. is the clearing house for TD Ameritrade. The DTC number for our clearing house is 0188.

TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kourtney Smith
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Sterling Bancorp (STL)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

Mr. Kenneth Steiner's verification of stock ownership letter provided the correct DTC number for his qualifying stock.

The very recent SLB 14 does not provide any warning that an affiliated DTC in the same corporate family would be considered a different corporate entity.

The *General Electric Company* (January 10, 2012) was in response to a no action request in regard to a proposal on the same topic here and GE had objected to the "whenever possible" term.

The company seems to base its argument on a purported impossibility that its CEO could depart suddenly for a better opportunity or otherwise – even the day after this proposal could be adopted. The company also seems to base its argument on a rule 14a-8 proponent being expected to accurately predict, on the date he submits a rule 14a-8 proposal, exactly when the CEO might depart suddenly for a better opportunity or otherwise. The company also seems to base its argument on a purported company ability to guarantee that the CEO will serve as CEO for a certain number of years.

The company fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement. The company does not describe its purported formula for determining which words must belong to the supporting statement instead of the resolved statement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Debra A. Ashton <debra.ashton@sterlingbancorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Sterling Bancorp (STL)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company seems to base its argument on a purported impossibility that its CEO could depart suddenly for a better opportunity or otherwise – even the day after this proposal could be adopted. The company also seems to base its argument on a rule 14a-8 proponent being expected to accurately predict, on the date he submits a rule 14a-8 proposal, exactly when the CEO might depart suddenly for a better opportunity or otherwise. The company also seems to base its argument on a purported company ability to guarantee that the CEO will serve as CEO for a certain number of years.

The company fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement. The company does not describe its purported formula for determining which words must belong to the supporting statement instead of the resolved statement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Debra A. Ashton <debra.ashton@sterlingbancorp.com>

Securities Exchange Act of 1934
Section 14(a)
Rule 14a-8

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 13, 2012

Via E-mail

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: Sterling Bancorp – Request to Exclude Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

Sterling Bancorp, a New York corporation ("Sterling" or the "Company"), respectfully requests the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to confirm that it will not recommend any enforcement action to the Commission if the Company, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excludes the shareholder proposal described below (the "Proposal") from its proxy statement and proxy card for the Company's 2012 annual meeting of shareholders. The Proposal was submitted to the Company by Kenneth Steiner (the "Proponent").

The Company believes the Proposal may be excluded because the Proponent has not met the eligibility requirements of Rule 14a-8. The Company believes that the Proposal may also be excluded under Rule 14a-8(i)(3) because it is inherently vague and indefinite.

We have submitted this letter, together with the Proposal and the Proponent's related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the enclosed documents to the Proponent to the attention of his designated contact, John Chevedden.

The Proposal

The Proposal is entitled "Independent Board Chairman" and sets forth the following resolution to be submitted to shareholders at the Company's 2012 annual meeting:

> "RESOLVED: Shareholders request our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings."

In the statement supporting the Proposal (the "Supporting Statement"), the Proponent states that the Proposal "gives the option of being phased in and implemented when our next CEO is chosen." The full text of the Proposal as well all correspondence with the Proponent is attached hereto as Annex A.

The Proposal May Be Excluded Because the Proponent's Proof of Ownership Is Not from a DTC Participant.

Rule 14a-8(b)(1) provides that a proponent, in order to be eligible to submit a proposal, must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and the shareholder must hold the shares through the date of the meeting. Rule 14a-8(b)(2) provides that, if the proponent is not a "record" holder of the company's shares, the proponent must provide proof of ownership through either (i) a written statement from the "record" holder of such shares verifying that, at the time the proponent submits its proposal, such proponent continuously held the shares for at least one year or (ii) a copy of a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to such documents, demonstrating ownership of the requisite number of shares as of or before the date on which the one-year eligibility period began.

In Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Staff took the view that, for purposes of Rule 14a-8(b)(2)(i), a "record" holder means a participant in the Depository Trust Company (a "DTC Participant"). The Staff indicated that shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Rule 14a-8(b) and Rule 14a-8(f)(1) provide that a proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(f)(1) requires that, where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. If the proponent fails to correct the deficiency within the required timeframe, the company may exclude the proposal.

The Proponent's representative, Mr. Chevedden, submitted the Proposal to Sterling on December 6, 2011 without any proof that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). Sterling determined that the Proponent was not a registered shareholder and on December 16, 2011, within the required 14-day period, Sterling notified the Proponent and Mr. Chevedden of his failure to provide the required proof, of the eligibility requirements of Rule 14a-8(b), including the guidance specified in SLB 14F, and of the required timeframe for a response (the "Deficiency Notice"). Sterling sent the Deficiency Notice by certified mail and e-mail to Mr. Chevedden and by certified mail to the Proponent.

Mr. Chevedden responded with a letter from TD Ameritrade Inc. dated December 20, 2011 (the "Broker Letter"). The Broker Letter indicated that the Proponent held over 500 shares of Sterling in the TD Ameritrade Clearing, Inc., DTC #0188, account ending in 6580 since November 9, 2010. The Broker Letter is signed by "Dan Siffring, Research Specialist, TD Ameritrade". The Broker Letter appears to be on the letterhead of TD Ameritrade Inc.

TD Ameritrade Inc. is not listed as a DTC Participant on the DTC participant list. TD Ameritrade Clearing, Inc. is listed as a DTC Participant, but the Broker Letter is not from or signed by an individual employed by this entity. It is unclear from the Broker Letter what relationship, if any, TD Ameritrade Inc. has with TD Ameritrade Clearing, Inc. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. Therefore, we believe that Sterling may omit the Proposal from its 2012 proxy materials and proxy card pursuant to Rules 14a-8(b) and 14a-8(f)(1). A copy of the Deficiency Notice and Broker Letter are attached hereto as Annex B.

The Proposal Is Inherently Vague and Indefinite and May Be Excluded Pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules," including the Rule 14a-9 prohibition on materially false or misleading statements in proxy materials. We believe that Sterling may omit the Proposal pursuant to Rule 14a-8(i)(3) for the reasons described below.

Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") permits exclusion under paragraph (i)(3) of Rule 14a-8 where "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection may also be appropriate where the proposal and the supporting statement, when read together, have the same result." See letters regarding *PetSmart Inc.* (April 12, 2010) (permitting exclusion of a proposal that the board require the company's suppliers to bar the purchase of animals from vendors that have violated "the law" because neither shareholders nor the company would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires); *Verizon Communications, Inc.* (February 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a policy that future incentive awards for senior executives incorporate criteria specified in the proposal because the proposal did not define key terms or provide guidance on implementation).

The Proposal is subject to differing interpretations both by shareholders voting on the Proposal and the board in implementing the Proposal because it is internally inconsistent.

The Staff has previously permitted companies to exclude proposals as sufficiently vague and misleading where the proposals were subject to differing interpretations by a company and shareholders voting on the proposal. For example, in a letter to Fuqua Industries, Inc., the Staff permitted exclusion of a proposal that it believed "may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). See also letter regarding *General Motors Corp.* (April 2, 2008) (permitting exclusion of a proposal requesting adjustments to executive pensions based on a formula calculated over a six-year period immediately preceding commencement of General Motor's "restructuring activities" as vague and indefinite because a voting shareholder would not know the specific six-year period contemplated by the proposal).

In a letter to Citigroup, Inc., the Staff permitted Citigroup to exclude a proposal under Rule 14a-8(i)(3) that sought to limit the number of consecutive terms that a director, chairman and CEO may be elected to serve on the board of directors. Citigroup argued that the proposal was so vague, ambiguous and susceptible to various interpretations that the board would not know with reasonable certainty how to implement the proposal if it were adopted. Citigroup stated that its CEO is not necessarily a member of the board of directors and that neither the board nor shareholders would have a common understanding of the mechanics or implications of the proposal. The Staff determined that the proposal was excludable as vague and indefinite because it was "not clear whether a CEO who is not a board member would be subject to the specified term limits." *Citigroup Inc.* (January 21, 2010).

In a letter to SunTrust Banks, Inc., the Staff permitted SunTrust to exclude a proposal under Rule 14a-8(i)(3) that requested the board and its compensation committee to implement certain reforms to impose limitations on the compensation of senior executives if the company chose to participate in the Troubled Asset Relief Program ("TARP"). SunTrust argued that the resolution contained in the proposal did not include any time limitation or provide for expiration of the reforms, but shareholders may assume that the reforms would be temporary given the exigent and temporary nature of TARP. In a response to SunTrust's no-action request, the proponent argued that the intent of the proposal was to implement reforms as long as the company participated in TARP. The proponent implicitly acknowledged the failure to reflect this intent in the proposal by arguing that the "intent is obvious." Nevertheless, the Staff permitted SunTrust to exclude the proposal as vague and indefinite. In its letter granting no-action relief to SunTrust the Staff noted the conflict between the proponent's statement of its intent that the proposal would remain in effect so long as the company participated in TARP and the lack of any limitation on the duration of the reforms called for by the proposal as the basis for granting relief. *SunTrust Banks, Inc.* (December 31, 2008).

The Staff's determinations in *Citigroup Inc.* and *SunTrust Banks, Inc.* demonstrate that proposals subject to differing interpretations may be excludable as vague and indefinite if either the shareholders voting on the proposal or the company in implementing the proposal would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *SunTrust Banks, Inc.* further demonstrates that the proponent's language in support of a proposal, when read together with the proposal, may lead shareholders or the company to have differing interpretations of the proposal and may prevent shareholders or the company from determining with reasonable certainty exactly what actions or measures the proposal requires.

The Proposal requests that the Company's board of directors "adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director." The second sentence of the resolution contained in the Proposal states that the "policy should be implemented so as to not violate any contractual obligations in effect when this resolution is adopted." The text of the Proposal itself is subject to differing interpretations as to when a shareholder would expect the board to implement the proposal and when the Company would have to implement the Proposal because it is internally inconsistent.

The text of the Proposal is internally inconsistent because it is not clear how a shareholder would interpret "whenever possible" in light of the fact that the Company's current CEO and Chairman, Louis J. Cappelli, has an employment contract with the

Company pursuant to which Mr. Cappelli agreed to serve as CEO and Chairman through December 31, 2015 (the "Employment Agreement"). The Employment Agreement also provides that the term will be automatically extended for successive one-year periods, unless at least 60 days prior to expiration, either party gives written notice of its intention not to extend the term. The Proposal clearly would prevent the board from violating the terms of this contract, but, if the Proposal were adopted, it is not clear whether the board would be required to re-negotiate the contract to cause Mr. Cappelli to immediately resign as chairman. A voting shareholder may expect the policy to be implemented immediately upon adoption of the Proposal and may not expect a substantial delay of implementation (until at least January 1, 2016) if the Employment Agreement is not re-negotiated. Therefore, shareholders may not know with reasonably certainty what measures or actions the Proposal requires and may have a differing interpretation of how the Company would implement the Proposal.

The Proposal also provides inconsistent guidance to the board with respect to its actions or measures to implement the Proposal. While it is apparent that the Company may not violate the Employment Agreement, it is not clear if the "whenever possible" requirement would require the Company to re-negotiate the Employment Agreement with Mr. Cappelli prior to December 31, 2015 to arrange for Mr. Cappelli to act solely as CEO and appoint an independent chairman. If, on the other hand, the board is not required by the Proposal to implement a change in policy now, the purpose and effect of the Proposal are unclear and the board could be required to act at a time when circumstances have changed significantly. Therefore, the text of the Proposal does not provide adequate guidance as to what steps the Company must take to implement the policy or the timeframe in which this must be accomplished.

Additionally, in order to implement the Proposal, the board will need to revise Article IV, Section 4 of Sterling's by-laws. This by-law currently requires that "the Chairman of the Board shall be the chief executive officer" of Sterling.[1] The Proposal does not provide any guidance to the board when and how to revise this by-law if the Proposal is adopted. It is clear that the board will not be able to amend the by-law to require an independent chairman while Mr. Cappelli remains CEO and chairman. The board and shareholders lack guidance on three specific questions regarding the by-law that are not addressed by the Proposal. First, whether the first sentence of the by-law should be deleted

---

[1] The full text of Article IV, Section IV of Sterling's by-laws is as follows:

Section 4. Power and Duties of the Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the Corporation. The Chairman of the Board shall exercise general policy direction and broad review of the affairs of the Corporation and the performance of its officers. He shall preside at the meetings of the shareholders and of the Board of Directors and shall be Chairman of the Executive Committee and of all other committees of the Board of Directors not required by these By-Laws to be comprised solely of non-management directors. He shall have power to make contracts for the Corporation.

entirely or revised to refer to the Company having an independent chairman at a future date (assuming that the Company does not immediately appoint an independent chairman). Second, whether the independent chairman shall also be the chair of the Executive Committee and other committees of the board. Third, whether an independent chairman will have the power to make contracts for Sterling. The Proposal should provide this guidance to voting shareholders and the board. The failure to do so means that neither shareholders nor the board will have any reasonable certainty of the actions and measures that are necessary to implement the policy called for by the Proposal.

The Proposal is subject to differing interpretations both by shareholders voting on the Proposal and the board in implementing the Proposal because the resolution contained in the Proposal is inconsistent with the Supporting Statement.

While the resolution contained in the Proposal is internally inconsistent and could lead to two differing interpretations, the Supporting Statement introduces a third possible interpretation with respect to the timing of the implementation of the policy called for by the Proposal. This leads to further uncertainty as to what actions or measures are necessary to implement the Proposal.

The Supporting Statement states that "the proposal gives the option of being phased in and implemented when our next CEO is chosen." The text of the Proposal does not give such an option and, consequently, this statement is false and misleading. The resolution contained in the Proposal states that the policy should be adopted "whenever possible" and does not contemplate a delay associated with waiting for a successor CEO before the board implements the policy. The only qualification in the resolution is that the Proposal should be implemented in a manner so as to not violate any contractual obligations.

The Supporting Statement and the Proposal, when read together, suggest three possible methods of implementation, each with a different timing: (i) immediate implementation, requiring the Company to re-negotiate the Employment Agreement and Mr. Cappelli resigning as chairman and the board appointing an independent chairman, (ii) implementation after the expiration of the Employment Agreement on December 15, 2015 by declining to extend the Employment Agreement, or (iii) as suggested by the Supporting Statement, at an indefinite time when the Company chooses its next CEO. Clearly, the shareholders voting on the Proposal and the board in implementing the Proposal (if adopted) may have differing interpretations of what actions or measures the Proposal would require.

The board will not know whether it is permitted to extend the Employment Agreement and retain Mr. Cappelli as CEO and Chairman beyond December 31, 2015. The resolution in the Proposal would presumably prevent the board from extending the Employment Agreement and retaining Mr. Cappelli as CEO and chairman because it will be "possible" for the board to implement the policy at that time. However, the Supporting

Statement suggests that the board may wait until the next CEO is chosen, which suggests that the board may extend the Employment Agreement and delay implementation of the policy until Mr. Cappelli is no longer CEO. Therefore, the Proposal and the Supporting Statement, when read together, do not provide any reasonable certainty to the board as to what actions or measures are required to implement the policy called for by the Proposal.

Likewise, and aside from the possibility that a shareholder may expect immediate implementation, a shareholder voting on the Proposal would also not know with any reasonable certainty whether the board would be required to appoint a new chairman after expiration of the Employment Agreement or whether the board would be permitted to extend the Employment Agreement and retain Mr. Cappelli as CEO and chairman and implement the policy when the next CEO is chosen, which could be at an indefinite time in the future.

In sum, while the Proposal articulates a general concept -- an independent chairman of the board of directors -- the Proposal does not provide clear guidance to the board as to when and how the board must implement the Proposal if it is adopted. Likewise, the Proposal does not provide shareholders with a basis to make an informed decision on the merits because they will not know with any reasonable certainty what actions or measures the Company will take to implement the Proposal.

Whether the Proposal requires the board to implement the policy immediately, after expiration of the Employment Agreement on December 31, 2015 or at some indefinite time after voting on the Proposal is material to shareholders' decision on whether or not to vote for the Proposal because they will want to know whether the current chairman will be replaced by an independent chairman immediately, after December 31, 2015 or at some indefinite point in the future.

It is our view that the ambiguities in the Proposal and Supporting Statement render the Proposal inherently vague and indefinite within the meaning of SLB 14B, or otherwise misleading pursuant to Rule 14a-9. Therefore, we believe the Company should be permitted to exclude the Proposal from its proxy statement and proxy card for the Company's 2012 annual meeting pursuant to paragraph (i)(3) of Rule 14a-8 because it is false and misleading. We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is excluded.

* * * * * * * * *

In sum, the Proposal is inherently vague and indefinite because neither voting shareholders nor the Company will be able to determine, with reasonable certainty, the actions and measures that the board would take to implement the policy called for by the Proposal. Furthermore, the Proponent failed to establish his eligibility to submit the Proposal because his proof of ownership is not from a DTC participant. Therefore, the Proposal should be excludable under Rule 14a-8(b) and under Rule 14a-8(i)(3).

For the reasons set forth in this letter, we respectfully request the Staff to confirm that the Company may omit the Proposal from its 2012 proxy statement and proxy card. If you would like to discuss this request, please feel free to contact the undersigned by telephone at (212) 558-3681 or e-mail at soussloffa@sullcrom.com, or Craig R. Hilts by telephone at (212) 558-3039 or e-mail at hiltsc@sullcrom.com.

Sincerely,

Andrew D. Soussloff

(Enclosures)

cc: Kenneth Steiner
John Chevedden

John W. Tietjen
Executive Vice President and Chief Financial Officer
Sterling Bancorp

Dale C. Fredston
Executive Vice President and General Counsel
Sterling National Bank

Craig R. Hilts
Sullivan & Cromwell LLP

Annex A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Louis J. Cappelli
Chairman of the Board
Sterling Bancorp (STL)
650 5th Ave
New York NY 10019
Phone: 212 757-3300

Dear Mr. Cappelli,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

12/2/2011
Date

cc: Debra A. Ashton
Corporate Secretary
FX: 212-490-8852

[STL: Rule 14a-8 Proposal, December 5, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at four major U.S. companies in 2011. James McRitchie and William Steiner have sponsored proposals on this topic which received significant votes.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

An independent Chairman policy can improve investor confidence in our company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
Kenneth Steiner,. *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

Annex B

Debra A. Ashton
Corporate Secretary

650 Fifth Avenue
New York, NY 10019-6108

Phone: 212-757-8067
Fax: 212-757-8285

dashton@snb.com
www.sterlingnationalbank.com

STERLING BANCORP

December 19, 2011

Via E-Mail and Via Certified Mail, Return Receipt Requested

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Sterling Bancorp (the "Company")

Dear Mr. Steiner:

This letter is being sent to Kenneth Steiner (the "Proponent") in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which the Company must notify you of any procedural or eligibility deficiencies in the Proponent's shareholder proposal, dated December 5, 2011 and received by the Company on December 5, 2011 (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to the Company any proof of ownership contemplated by Rule 14a-8(b)(2).

For this reason, the Company believes that the Proposal may be excluded from its proxy statement for its upcoming 2012 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of the Proponent's ownership of the requisite number of shares of the Company's common stock as of December 5, 2011, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to

> those documents or updated forms, reflecting his ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that it has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds his shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. The Company urges you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), the Company is required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter.

If you have any questions with respect to the foregoing, please contact me at (212) 757-8067. You may address any response to me at the address on the letterhead of this letter, by facsimile at 212-757-8285 or by e-mail at dashton@snb.com.

Very truly yours,

Debra A. Ashton

Debra A. Ashton
Corporate Secretary

attachment – Staff Legal Bulletin No. 14F (CF)

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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TD Ameritrade

Post-it® Fax Note 7671	Date 12-20-11	# of pages ▶
To Debra Ashton	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-757-8285	Fax #	

December 20, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Home Depot (HD)
International Paper (IP)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
Sterling Bancorp (STL)
Telephone and Data Systems (TDS)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.